EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Lock Box Link, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 944,500 shares of common stock of Lock Box Link, Inc. of our Audit Report dated August 1, 2014 with respect to the financial statements of Lock Box Link, Inc. as of June 30, 2014 and for the period April 10, 2014 (inception) through June 30, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato

John Scrudato CPA

Califon New Jersey

December 11, 2014